March 13, 2026

James DiPrima
Chief Financial Officer
Blue Chip Capital Group, Inc.
110 East 59th Street, 23rd Floor
New York, NY 10022

        Re: Blue Chip Capital Group, Inc.
            Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2025 File No. 000-56751
Dear James DiPrima:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance